UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2017
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant's name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant's press release dated October 19, 2017.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: October 19, 2017

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated October 19, 2017

ELBIT SYSTEMS SCHEDULES THIRD QUARTER 2017
 RESULTS RELEASE FOR NOVEMBER 14, 2017
Conference Call Scheduled for November 14, 2017 at 9:00am ET
Haifa, Israel, October 19, 2017 – Elbit Systems Ltd. (NASDAQ: ESLT & TASE: ESLT) ("Elbit Systems") announced today that it will be releasing its third quarter 2017 financial results on Tuesday, November 14, 2017.
The Company will also be hosting a conference call later the same day November 14, 2017 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.
To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.
US Dial-in Numbers: 1-888-407-2553
Canada Dial-in Numbers: 1-866-485-2399
UK Dial-in Number: 0-800-917-5108
ISRAEL Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: +972-3-918-0610
at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time
This call will also be broadcast live on Elbit Systems' web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:
1-888-782-4291 (US and Canada) or +972-3-925-5928 (Israel and International).
About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com, follow us on Twitter or visit our official Youtube Channel.

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com

Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft GK Investor Relations Tel: 1-617-318-3096 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd. 's latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.